

07007544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

International Strategy & Investment Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street 18th Fl
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen V. Killorin, III (212) 446-9410
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stephen V. Killorin, III, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of International Strategy & Investment Group Inc. as of March 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

Chief Financial Officer

Title



Notary Public

BARBARA M O'BRIEN
Notary Public, State of New York
No. 01OB6058010
Qualified in Nassau County
Term Expires 4/30/11

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Board of Directors and Stockholders of
International Strategy & Investment Inc.
New York, New York

We have audited the accompanying statement of financial condition of International Strategy & Investment Group Inc. ("Company") as of March 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of International Strategy & Investment Group Inc. as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

May 11, 2007

International Strategy & Investment Group Inc.

Statement of Financial Condition

March 31, 2007	
Assets	
Cash and cash equivalents	$12,761,745
Restricted cash (Note 5)	1,155,000
United States Treasury notes, at market value	204,626
Due from clearing and other brokers (Note 1)	3,596,823
Property and equipment, net (Note 2)	4,912,021
Due from affiliate (Note 3)	60,342
Other assets	3,513,010
	$26,203,567
Liabilities and Stockholders' Equity	
Liabilities:	
Accrued employee compensation	$21,171,400
Deferred income	2,556,849
Deferred rent	530,444
Accrued expenses	472,202
Commissions payable	365,433
Due to affiliate (Note 3)	24,272
Accrued state and local taxes	6,431
Total liabilities	25,127,031
Liabilities subordinated to claims of general creditors (Note 7)	550,000
Commitments and contingencies (Notes 1, 5, 6 and 8)	
Stockholders' equity	526,536
	$26,203,567

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

International Strategy & Investment Group Inc.

Summary of Business and Significant Accounting Policies

Business

International Strategy & Investment Group Inc. ("Company") is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the NASD.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease.

Income Taxes

The Company has elected to be taxed as an S corporation pursuant to the Internal Revenue Code and New York State ("NYS") tax law. As a result, the Company is not subject to Federal or a portion of its NYS income taxes. The income or loss of the Company is reportable by each of the stockholders, as to their distributive share.

Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Deferred Rent

The Company has two long-term operating leases under which rent expense is recognized on a straight-line basis over the lease term. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent paid.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Pronouncement

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company's financial position.

1. Due from Clearing and Other Brokers

The Company has clearing agreements ("Agreements") with five brokerage firms ("Brokers") to clear securities transactions and carry customers' accounts on a fully disclosed basis. The Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Agreements provide the Brokers with liens upon all cash and cash equivalents and receivables held by the Brokers. These liens secure the liabilities and obligations of the Company to the Brokers. Accordingly, the Company is subject to credit risk if these Brokers are unable to repay the balance in their accounts. Pursuant to the Agreements, the Company is required to maintain minimum regulatory net capital of at least $250,000.

At March 31, 2007, due from clearing and other brokers consisted of:

Commissions	$2,016,853
Subscription and syndication fees	1,226,027
Distribution fees	119,583
Other	234,360
	$3,596,823

One of the Company's stockholders has personally guaranteed to indemnify the Brokers up to $1,200,000 for any losses in connection with customer transactions.

2. Property and Equipment, net

At March 31, 2007, property and equipment, net consisted of:

	Life	Amount
Leasehold improvements	Lease term	$ 4,068,524
Computers and equipment	3 years	1,944,726
Furniture and fixtures	5 years	1,215,624
		7,228,874
Less accumulated depreciation and amortization		(2,316,853)
		$ 4,912,021

3. Related Party Transactions

The Company shares its offices and certain personnel, administrative and overhead expenses with International Strategy & Investment Inc. ("ISI"), a related party through common ownership. The Company earns distribution fees from certain funds managed by ISI. At March 31, 2007, the Company had a receivable of $60,342 from ISI.

On November 30, 2006 the Company registered an affiliate in the UK, International Strategy & Investment (UK) Limited ("ISI UK"), to market the Company's research and to service its European clients. All of ISI UK's expenses are charged back to the Company. At March 31, 2007, the Company had a payable of $24,272 to ISI UK.

4. Employee Benefit Plan

The Company has a defined noncontributory profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

5. Commitments

(a) Office Leases

Minimum annual rental commitments for office space under noncancellable operating leases approximate:

Year ending March 31,	
2008	$1,461,000
2009	1,464,000
2010	1,558,000
2011	1,591,000
2012	1,517,000
Thereafter	960,000
	$8,551,000

At March 31, 2007, the Company was contingently liable for a $1,155,000 standby letter of credit in favor of the Company's landlord. The Company has restricted cash that serves as collateral for the letter of credit.

(b) Information Services

The Company is obligated to pay access fees for information services of approximately $19,000 per month through February 2008.

6. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. As of March 31, 2007, the Company had regulatory net capital and a regulatory net capital requirement of $2,629,834 and $573,962, respectively. The Company's aggregate indebtedness to net capital ratio was 3.27 to 1.

7. Liabilities Subordinated to Claims of General Creditors

At March 31, 2007, borrowings subordinated to the claims of general creditors amounted to $550,000 of subordinated notes due stockholders, bearing interest at 5.5% payable semi-annually and due on demand. None of the borrowings are available in computing net capital under the Uniform Net Capital Rule of the SEC.

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors and Stockholders
International Strategy & Investment Group Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of International Strategy & Investment Group Inc. ("Company") for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or



BDO Seidman, LLP
Accountants and Consultants

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

END

New York, New York

May 11, 2007